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                                                           EXHIBIT 41


                             AN ELECTRIC UTILITY

                               IS NO PLACE TO

                              GET YOUR FEET WET


 As a public utility, NYSEG is responsible for a special public trust. It is our obligation to provide safe, adequate and reliable electric and natural gas service to every home, business, school and hospital in the communities we serve.

 We take that obligation very seriously and have been working to fulfill it every day since before the turn of the century. We take great pride from serving our customers and over the life of our company, we have earned a reputation for safety, superior service and reliability.

 Now a company from Nebraska called CalEnergy says that because they bought an electric company in England six months ago, they know how to do better. Maybe it's different in England, but in upstate New York, owning a company and operating it are two very different things.

 With virtually no experience providing electric power, and none whatsoever with the more difficult distribution of natural gas, we fail to see how a hostile CalEnergy takeover would serve the interests of our customers, employees or the public at large.

   If CalEnergy wants to try its hand at the electric and gas businesses, that's up to them. We just don't think NYSEG customers should have to pay the cost--or suffer the consequences--of their efforts.



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